THIS NOTE IS NOT A DEPOSIT AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENT AGENCY, AND IS NOT SECURED

THIS NOTE HAS NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933 OR ANY STATE OR OTHER JURISDICTION’S SECURITIES OR BLUE SKY LAWS. NO SUCH SECURITIES NOR ANY INTEREST THEREIN SHALL BE SOLD, PLEDGED, HYPOTHECATED, DONATED OR OTHERWISE TRANSFERRED OR DISPOSED OF ABSENT SUCH REGISTRATION, OR RECEIPT OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE BORROWER, SUCH REGISTRATION IS NOT REQUIRED.

SUBORDINATED CAPITAL NOTE

$5,000,000.00	No.-001-

FOR VALUE RECEIVED, the undersigned, 1st UNITED BANK, a Florida banking corporation and Federal Reserve member bank (the “Borrower”), promises to pay to the order of SILVERTON BANK, N.A. (the “Lender” and, together with any holder hereof, the “Holder”), at 3284 Northside Parkway NW, Atlanta, GA 30327 (or at such other place as the Holder may designate in writing to the Borrower), in lawful money of the United States of America, the principal sum of Five Million and No/100 Dollars ($5,000,000.00), together with interest on so much thereof as is from time to time outstanding and unpaid, from the date hereof at the rate of interest as hereinafter provided.

1.0	Interest Rate.
A.

As of the date hereof until May 15, 2010, the unpaid principal balance of this Note from day to day outstanding shall bear interest at a fixed rate of interest per annum equal to 5.70___%. From May 16, , 2010 until this Note is paid in full, the unpaid principal balance of this Note from day to day outstanding shall bear interest at a fluctuating rate of interest equal to the Three Month BBA LIBOR Daily Floating Rate plus Two Hundred Forty-Five (245) basis points per annum. The “Three Month BBA LIBOR Daily Floating Rate” as in effect for each day shall mean a fluctuating rate of interest per annum equal to the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as such source may be selected by Lender from time to time) at approximately 11:00 a.m. London time two (2) London Banking Days prior to such day, for U.S. Dollar deposits (for delivery on the first day of such interest period) with a three month term, as adjusted from time to time in Lender’s sole discretion for reserve requirements, deposit insurance assessment rates and other regulatory costs. If such rate is not available at such time for any reason, then the rate will be determined by such alternate method as reasonably

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selected by Lender. A “London Banking Day” is a day on which banks in London are open for business and dealing in offshore dollars. Interest shall be computed for the actual number of days which have elapsed, on the basis of a 360-day year.

B.

Interest Payment Schedule. Interest under this Note shall be due and payable quarterly in arrears on the March 15, June 15, September 15 and December 15 of each calendar year, commencing September 15, 2008, until this Note is paid in full. Interest shall also be due and payable when this Note shall become due and payable (whether at maturity, earlier call or otherwise). After an Event of Default (as defined in Section 6.0 below), interest shall also be due and payable upon demand from time to time by the Holder.

C.

No Usury. In no event shall the amount of interest due or payable hereunder exceed the maximum rate of interest allowed by applicable law, and in the event any such payment is inadvertently paid by the Borrower or inadvertently received by the Holder, then such excess sum shall be credited as a payment of principal, unless the Borrower shall notify the Holder, in writing, that the Borrower elects to have such excess sum returned to it forthwith. It is the express intent hereof that the Borrower not pay and the Holder not receive, directly or indirectly, in any manner whatsoever, interest in excess of that which may be lawfully paid by the Borrower under applicable law.

2.0          Repayment of Principal. Principal shall be due and payable quarterly on each interest payment date, as described in Section 1.0.B above, in the amount of $125,000 per quarter, beginning September 15, 2010. The entire outstanding balance of the indebtedness evidenced by this Note, together with all accrued and unpaid interest, shall be due and payable on March 15, 2020.

With the prior written consent of its primary federal regulator, and if required, the prior written consent of the Florida Office of Financial Regulation, Division of Financial Institutions (“FOFR”), Borrower may prepay the principal balance of this Note, in full at any time or in part from time to time, without fee, premium or penalty, provided that: (a) Lender shall have actually received from Borrower prior written notice of (i) Borrower’s intent to prepay, (ii) the amount of principal which will be prepaid (the “Prepaid Principal”), and (iii) the date on which the prepayment will be made; (b) each prepayment shall be in the amount of $1,000 or a larger integral multiple of $1,000 (unless the prepayment retires the outstanding balance of this Note in full); and (c) each prepayment shall be in the amount of 100% of the Prepaid Principal, plus accrued unpaid interest thereon to the date of prepayment. Any Holder that is a depository institution waives all rights of setoff it may have against the Borrower hereunder.

3.0          Subordination. This Note is unsecured, and is junior and subordinate in right of payment to all senior indebtedness of the Borrower, whether now existing or hereafter created, which senior indebtedness includes all indebtedness owed by the Borrowers to its secured creditors, its general creditors and depositors.

4.0	Certain Covenants. Borrower covenants and agrees with the Holder that:
A.

As soon as practicable, and within 45 days after the end of each quarter, and subject to the confidentiality and related Regulation FD provisions contained in the Purchase Agreement, the Borrower will (1) furnish to Holder, without charge, copies of: (a) all reports or other publicly available information that the Borrower or 1st United Bancorp, Inc, the sole shareholder of Borrower (the “Company”), mails or otherwise makes available to shareholders or holders of securities of the Borrower or Company, (b) all reports that may be provided lawfully, financial statements, Call Reports, Bank Performance Reports and proxy or information statements that are filed by the Borrower or the Company with the Securities and Exchange Commission, Nasdaq, any securities exchange, FOFR or the Borrower’s primary federal regulator and (c) other information reasonably request by Holder including without limitation, internal and external loan reviews, allowance for loan loss assessments, and problem and potential problem asset summaries, press releases, analysts’ reports and communications with holders of the Borrower’s and the Company’s securities and (2) make management available to discuss such information. The financial statements provided under this Section 4.0A shall be prepared in accordance with Generally Accepted Accounting Principals, Section 36 of the Federal Deposit Insurance Act and applicable regulations thereunder.

B.

Borrower will not declare, pay or make any dividends or distributions on or in respect of, and will not authorize or call, redeem, repurchase or retire, any Borrower securities or indebtedness ranking pari passu or junior to the Note, including any Borrower capital stock and equity securities, at any time when a default exists hereunder or under the Purchase Agreement or where such action would result in such a default.

C.

Borrower shall not enter into any definitive agreements providing for, or consummate, any acquisitions, mergers, consolidations, sales, leases or transfers of all or substantially all its business or assets, or any spin-off, split-off or restructuring without the prior written consent of Holder holding not less than a majority of the outstanding principal amount of the Note, unless the Borrower is the survivor of the transaction and that it owns at least 80% or more of the stock of each subsidiary, or if the Borrower is not the survivor, the survivor is an entity organized under the laws of the United States or a state of the United States that expressly assumes by supplemental indenture the due and punctual payment of the principal and interest and other additional amounts on this Note and under the related Purchase Agreement, and the due and punctual performance and observance of all the covenants and conditions contained therein and in each of the Borrower’s indentures, indebtedness and loan agreements relating to this Note; and provided further, immediately after giving effect to the transaction, there is no Event of Default under the indentures, indebtedness and loan agreements relating to this Note and no event, which after notice of the lapse of time or both, would become such an Event of Default; provided, that if Holder has not notified Borrower in writing within thirty (30) days of its receipt of a term sheet or letter of intent summarizing the material terms of a proposed transaction which requires Holder’s consent hereunder that Holder disapproves of such proposed transaction, such proposed transaction shall be deemed to have received such necessary prior written consent of Holder.

D.	The Borrower will promptly notify the Holder of any changes in its executive officers.
E.	The Borrower will do all things necessary to preserve and keep its legal existence, rights and franchises in full force and effect.
F.

The Borrower will cause all of its material properties used or useful in the conduct of its business or the business of its subsidiaries to be maintained and kept in good condition, repair and working order, ordinary wear and tear excepted.

G.

The Borrower will pay or discharge or cause to be paid and discharged before they become delinquent, all taxes, assessments and governmental charges levied upon it or any of its subsidiaries or upon the income, profits or property of any of them, and all claims for labor and materials and supplies which unpaid may become a lien upon any properties of the Bank or its subsidiaries, provided the Borrower will not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim the amount, applicability or validity of which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the books and records of the Bank or its subsidiaries.

H.	The Borrower will provide updated or other financial information as requested by Lender so long as the Note remains outstanding.
I.

The Borrower shall not incur any additional debt ranking senior to or on a parity with the Note (except for the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities, each in the ordinary course of the Borrower’s business) without Lender’s prior written consent, which consent shall not be unreasonably withheld or delayed.

J.

Borrower shall provide Lender with a Covenant Compliance Certificate containing such information relating to the conditions of default as otherwise required by Lender not later than 45 days after each quarter of the calendar year.

5.0          Amendment, Supplement and Waiver. Subject to certain exceptions, the Note may be amended or supplemented with the consent of the Holder (including any consent obtained in connection with a purchase of, or tender offer or exchange offer for, the Note), and any existing default or Event of Default (other than a default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on the Note, but excluding a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the Note may be waived with the consent of the Holder (including any consent obtained in connection with a purchase of or tender offer or exchange for the Note). Without the consent of the Holder, the Note may be amended or supplemented to cure any ambiguity, defect or inconsistency or that does not adversely affect the legal rights of the Holder. Any assumption of the Borrower’s obligations to the Holder in the case of a merger, consolidation, sale, lease or other transfer in one or a series of transactions of all or substantially all of the assets, or any spin-off, split-off or other restructuring of the Borrower or its subsidiaries requires the prior written consent of Holder, which consent shall not be unreasonably withheld or delayed.

6.0          Defaults and Remedies. Events of Default shall mean solely: (i) default which continues for 30 days in the payment when due of interest or principal on the Note; (ii) indebtedness of the Borrower or any subsidiary, or any indebtedness that is guaranteed by the Borrower, is accelerated by the holder thereof because of a default (or similar event or circumstance) and the total amount of such indebtedness accelerated exceeds $250,000; provided, however, that such acceleration has not been rescinded after 30 days’ written notice provided in accordance with the applicable indenture or other instrument evidencing such indebtedness; (iii) failure by Borrower to keep or perform any of its agreements, undertakings, obligations, covenants or conditions under this Note not expressly referred to in another clause of this Section 6.0 where such failure continues uncured for a period of 60 days after notice thereof from Holder to Borrower; and (iv) the bankruptcy, insolvency, receivership or conservatorship with respect to the Borrower or any subsidiary or group of subsidiaries that, taken together, would constitute a significant subsidiary. Notwithstanding anything to the contrary in this Note or in any agreement related hereto, the Holder may not accelerate the maturity of the Note upon any Event of Default except in the case of an Event of Default arising as the result of the bankruptcy, insolvency, receivership, conservatorship or reorganization of the Borrower.

7.0	Miscellaneous.
A.

The Note is in registered form without interest coupons in denominations of $1,000 and whole multiples of $1,000. The transfer of the Note may be registered and the Note may be exchanged on the Borrower’s books and records. The Borrower may require the Holder, among other things, to furnish appropriate endorsements and transfer documents, and may require the Holder to pay any transfer taxes and fees required by law. The Borrower need not exchange or register the transfer of the Note or portion of the Note selected for redemption, except for the unredeemed portion of the Note being redeemed in part. The registered Holder of the Note may be treated as its owner for all purposes.

B.

All parties now or hereafter liable with respect to this Note, whether the Borrower, any guarantor, endorser, or any other person or entity, hereby waive diligence, presentment for payment, demand, notice of non-payment or dishonor, protest and notice of protest, or any other notice of any kind with respect thereto. No delay or omission on the part of the Holder in the exercise of any right or remedy hereunder or under the related Purchase Agreement, or at law or in equity, shall not constitute a waiver thereof in that or any subsequent instance, and no single or partial exercise by the Holder of any right or remedy hereunder, under the related Purchase Agreement, or at law or in equity, shall preclude or estop another or further exercise thereof or the exercise of any other right or remedy.

C.	Time is of the essence for all purposes of this Note.
D.	This Note is ineligible as collateral for any loan or extension of credit by the Borrower.
E.

The Borrower shall pay (i) all reasonable out-of-pocket expenses of the Holder, including, without limitation, reasonable fees and disbursements of counsel actually incurred for the Holder in connection with the preparation, administration and/or enforcement of this Note, any waiver or consent hereunder or any amendment hereof or any default or alleged default hereunder, and (ii) if an Event of Default occurs, all reasonable out-of-pocket expenses actually incurred by the Holder, including, without limitation, reasonable fees and charges of counsel actually incurred in connection with such default and collection and other enforcement proceedings resulting therefrom.

F.	This Note has been made, executed and delivered in the State of Georgia and shall be governed by, and construed in accordance with, the laws of the State of Georgia.

IN WITNESS HEREOF, the undersigned duly authorized officers of the Borrower have executed and delivered this Note under seal as of this ____ day of July, 2008.

ATTEST:	1st UNITED BANK

By:		By:	/s/ John Marino
	Secretary	Name:	John Marino
		Title:	CFO/COO
		Date:	7/3/08

[CORPORATE SEAL]